Exhibit 99.1
CARDIOME PHARMA CORP.
National Instrument 51-102 — Section 11.3

To:	Canadian Securities Administrators

Re:	Report of Voting Results for the Annual Meeting of Shareholders of Cardiome Pharma Corp. (the “Corporation”) held on June 12, 2006 (the “Meeting”)

The following matters were put to a vote at the Meeting and the report on the voting results is as follows:
1.     Election of Directors
By a vote by way of show of hands, the following individuals were elected as directors of the Corporation to hold office until their successors are elected at the next annual meeting of the Corporation:
Mark C. Rogers
Robert W. Rieder
Jackie M. Clegg
Fred H. Mermelstein
Peter Roberts
Harold H. Shlevin
Ralph Snyderman
2.     Appointment of Auditors
By a vote by way of shows of hands, KPMG LLP, Chartered Accountants, were appointed auditors of the Corporation to hold office until the next annual meeting of the Corporation.
3.     Remuneration of Auditors
By a vote by way of shows of hands, the directors of the Corporation were authorized to fix the remuneration to be paid to KPMG LLP, Chartered Accountants, the auditors of the Corporation.
4.     Amendment to 2001 Incentive Stock Option Plan
The following were the results of a ballot conducted for an ordinary resolution to ratify, confirm and approve certain amendments to the Corporation’s 2001 Incentive Stock Option Plan:

Outcome	Votes For	%	Votes Against	%	Withheld
Carried	13,223,814	57.61%	9,729,589	42.39%	0

CARDIOME PHARMA CORP.

By:	“Joseph A. Garcia"
Joseph A. Garcia
Corporate Secretary